SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

June 22, 2007

By:  /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

AMENDED DISSIDENT PROXY CIRCULAR REMAINS DEFICIENT

INTERTAPE BOARD RECOMMENDS SHAREHOLDERS REJECT DISSIDENT PROPOSALS AND RECONFIRMS SUPPORT FOR PREVIOUSLY ANNOUNCED LITTLEJOHN TRANSACTION

Montreal, Quebec and Bradenton, Florida – June 22, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) announced today that 6789536 Canada Inc. (the “Dissident”) has filed an amendment dated June 21, 2007 to its dissident proxy circular dated June 18, 2007 (the “Dissident Proxy Circular”).

The amendment to the Dissident Proxy Circular changes the Dissident’s proposal in respect of its nominees to the board of directors by reducing the number thereof from six to three. The Dissident Proxy Circular, as now amended, remains deficient in many respects, including as to the Dissident’s proposals as to the composition of the Board beyond the three nominees it is putting forward and the other deficiencies and flaws previously identified.

The Board of Intertape met today to consider the Dissident Proxy Circular, as amended, and determined that the Dissident’s proposals are not in the best interests of Intertape shareholders and involve significant risks. The Board confirmed its support for the announced proposed plan of arrangement (the “Arrangement”) involving the Company and an entity formed by Littlejohn Fund III, L.P., pursuant to which all of the outstanding common shares of the Company are to be acquired at a price of US$4.76 per share in cash as fully detailed in Intertape’s management information circular dated May 25, 2007. The Board continues to recommend that shareholders vote in favour of the Arrangement.

Intertape is continuing to review the Dissident Proxy Circular, as amended, and the impacts and consequences of the deficiency and flaws identified and communicated so far as well as assessing its position and considering related matters.

Shareholder Meeting

Intertape's annual and special meeting of shareholders will be held at 4:00 PM (Montreal time) on June 26, 2007 at the Hotel Omni Mount Royal, Montreal, Quebec. A Shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the registered office of the Company, being at 1155 René-Lévesque Blvd West, Suite 4000, H3B 3V2, at any time up to and including June 22, 2007, the last business day preceding the date of the Annual and Special Meeting or an adjournment thereof or with the Chairman of the Annual and Special Meeting on the day of the Annual and Special Meeting or an adjournment thereof but prior to the use of the proxy at the Annual and Special Meeting.

Shareholders who have questions about the information contained in the circular or require assistance in completing the proxy should contact Georgeson at its North America toll free number of 1-866-717-7668.

Safe Harbour Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, the anticipated negative impacts on the Company if the Dissident's proposals and requests were to be implemented, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION CONTACT:

For Intertape Contact:

Rick Leckner

Maison Brison

(514) 731-0000